CUSIP NO. 29428P107	13D	Page 1 of 13

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

EPIRUS Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29428P107

(CUSIP Number)

Paul A. Stone

5AM Partners III, LLC

2200 Sand Hill Road, Suite 110

Menlo Park, CA 94025

(650) 233-8600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

February 4, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29428P107	13D	Page 2 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 5AM Ventures III, L.P. (“Ventures III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,569,045 shares, which includes 19,834 shares subject to warrants, except that 5AM Partners III, LLC (“Partners III”), the general partner of Ventures III, may be deemed to have sole voting power, and Dr. John Diekman (“Diekman”), Andrew Schwab (“Schwab”) and Dr. Scott Rocklage (“Rocklage”), managing members of Partners III, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
2,569,045 shares, which includes 19,834 shares subject to warrants, except that 5AM Partners III, LLC (“Partners III”), the general partner of Ventures III, may be deemed to have sole dispositive power, and Dr. John Diekman (“Diekman”), Andrew Schwab (“Schwab”) and Dr. Scott Rocklage (“Rocklage”), managing members of Partners III, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,569,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.40%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 29428P107	13D	Page 3 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 5AM Co-Investors III, L.P. (“Co-Investors III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
66,210 shares, which includes 511 shares subject to warrants, except that Partners III, the general partner of Co-Investors III, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, managing members of Partners III, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
66,210 shares, which includes 511 shares subject to warrants, except that Partners III, the general partner of Co-Investors III, may be deemed to have sole dispositive power, and Diekman, Schwab and Rocklage, managing members of Partners III, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.29%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 29428P107	13D	Page 4 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 5AM Partners III, LLC (“Partners III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,635,255 shares, which includes 20,345 shares subject to warrants, all of which are owned directly by Ventures III and Co-Investors III. Partners III, the general partner of Ventures III and Co-Investors III, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, managing members of Partners III may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
2,635,255 shares, which includes 20,345 shares subject to warrants, all of which are owned directly by Ventures III and Co-Investors III. Partners III, the general partner of Ventures III and Co-Investors III, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, managing members of Partners III may be deemed to have shared power to vote these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,635,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.69%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 29428P107	13D	Page 5 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. John Diekman (“Diekman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
2,635,255 shares, which includes 20,345 shares subject to warrants, all of which are owned directly by Ventures III and Co-Investors III. Partners III, the general partner of Ventures III and Co-Investors III, may be deemed to have sole voting power, and Diekman, a managing member of Partners III, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
2,635,255 shares, which includes 20,345 shares subject to warrants, all of which are owned directly by Ventures III and Co-Investors III. Partners III, the general partner of Ventures III and Co-Investors III, may be deemed to have sole dispositive power, and Diekman, a managing member of Partners III, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,635,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.69%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 29428P107	13D	Page 6 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Schwab (“Schwab”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
2,635,255 shares, which includes 20,345 shares subject to warrants, all of which are owned directly by Ventures III and Co-Investors III. Partners III, the general partner of Ventures III and Co-Investors III, may be deemed to have sole voting power, and Schwab, a managing member of Partners III, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
2,635,255 shares, which includes 20,345 shares subject to warrants, all of which are owned directly by Ventures III and Co-Investors III. Partners III, the general partner of Ventures III and Co-Investors III, may be deemed to have sole dispositive power, and Schwab, a managing member of Partners III, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,635,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.69%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 29428P107	13D	Page 7 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Scott Rocklage (“Rocklage”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
2,635,255 shares, which includes 20,345 shares subject to warrants, all of which are owned directly by Ventures III and Co-Investors III. Partners III, the general partner of Ventures III and Co-Investors III, may be deemed to have sole voting power, and Rocklage, a managing member of Partners III, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
2,635,255 shares, which includes 20,345 shares subject to warrants, all of which are owned directly by Ventures III and Co-Investors III. Partners III, the general partner of Ventures III and Co-Investors III, may be deemed to have sole dispositive power, and Rocklage, a managing member of Partners III, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,635,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.69%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 29428P107	13D	Page 8 of 13

Statement on Schedule 13D

This Amendment No. 1 to the original Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (“Common Stock”), of EPIRUS Biopharmaceuticals, Inc., a Delaware corporation (“Issuer”) and amends and restates the original Schedule 13D in its entirety. This Amendment No. 1 is being filed by 5AM Ventures III, L.P. (“Ventures III”), a Delaware limited partnership, 5AM Co-Investors III, L.P. (Co-Investors III”), a Delaware limited partnership, 5AM Partners III, LLC (“Partners III”), a Delaware limited liability company, Dr. John Diekman (“Diekman”), Andrew Schwab (“Schwab”) and Dr. Scott Rocklage (“Rocklage” and collectively with Ventures III, Co-Investors III, Partners III, Diekman and Schwab, “Reporting Persons”).

ITEM 1. SECURITY AND ISSUER.

(a) The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b) The Issuer’s principal executive offices are located at 699 Boylston Street, 11th Floor, Boston, MA 02116.

ITEM 2. IDENTITY AND BACKGROUND.

(a) The persons and entities filing this Schedule 13D are Ventures III, Co-Investors III, Partners III, Diekman, Schwab and Rocklage.

(b) The address of the principal place of business for each of the Reporting Persons is c/o 5AM Ventures, 2200 Sand Hill Road, Suite 110, Menlo Park, California 94025.

(c) The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of each of Ventures III and Co-Investors III is to make venture capital investments, and the principal business of Partners III is to serve as the general partner of Ventures III and Co-Investors III. Diekman, Schwab and Rocklage are managing members of Partners III.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ventures III and Co-Investors III are Delaware limited partnerships. Partners III is a Delaware limited liability company. Diekman, Schwab and Rocklage are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 15, 2014, the Issuer, completed its merger with the former entity EPIRUS Biopharmaceuticals, Inc., a Delaware corporation and private company (the “Former Entity”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated April 15, 2014, as amended May 7, 2014 (as amended, the “Merger Agreement”), by and among the Issuer, the Former Entity and EB Sub, Inc. (“EB Sub”), formerly known as BRunning, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (the “Merger”). Pursuant to the Merger Agreement, EB Sub merged with and into the Former Entity with the Former Entity being the surviving corporation of the Merger and thereby becoming a wholly-owned subsidiary of the Issuer. Also on July 15, 2014, the Issuer’s name was changed to “EPIRUS Biopharmaceuticals, Inc.”

CUSIP NO. 29428P107	13D	Page 9 of 13

Pursuant to the Merger, each share of capital stock of the Former Entity was exchanged for the right to receive 1.3259 shares of Common Stock of the Issuer.  The exchange was registered under the Securities Act of 1933, as amended, on Form S-4 (File No. 333-195818), originally filed on May 8, 2014.

The Issuer effected a 10-1 reverse stock split on July 16, 2014.

Upon consummation of the Merger and giving effect to the reverse stock split, Ventures III received a total of 2,159,261 shares of Common Stock of the Issuer and warrants to purchase 19,834 shares of Common Stock at an exercise price of $7.60 per share in exchange for its holdings of the Former Entity, and Co-Investors III received a total of 55,649 shares of Common Stock of the Issuer and warrants to 511 shares at an exercise price of $7.60 in exchange for its holdings of the Former Entity.

This summary is qualified in its entirety by reference to the full text of the Merger Agreement and the amendment thereto, which are filed as Exhibits B and C hereto and incorporated by reference herein.

On February 4, 2015, the Issuer closed an underwritten public offering of 9.6 million shares of the Company’s common stock, at a public offering price of $5.00 per share. Ventures III and Co-Ventures III purchased 389,950 and 10,050 shares, respectively, in the offering.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 22,534,102 shares outstanding on February 4, 2015.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of Ventures III and Co-Investors III, the general partner and limited partners of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

CUSIP NO. 29428P107	13D	Page 10 of 13

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Rocklage, a director of Issuer, has entered into Issuer’s form Indemnification Agreement. Pursuant to such form Indemnification Agreement, the Issuer agrees, in certain circumstances, to indemnify each director against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, incurred as a result of the fact that the director, in his or her capacity as a director and officer, if applicable, of the Issuer, is made or threatened to be made a party to any suit or proceeding, including suits or proceedings brought in the name of the Issuer. The Indemnification Agreement also provide for the advancement of expenses to each director in connection with any suit or proceeding. This description is a summary of the terms of the Indemnification Agreement. This description does not purport to be complete and it is qualified in its entirety by reference to the form Indemnification Agreement, which was filed as an Exhibit to the Company’s 8-K filed with the Securities and Exchange Commission on December 21, 2009 and is incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Agreement of Joint Filing.

Exhibit B: Agreement and Plan of Merger and Reorganization, dated as of April 15, 2014, incorporated by reference from the Issuer’s Registration Statement on Form S-4 (File No. 333-195818), as declared effective on June 6, 2014.

Exhibit C Amendment to Agreement and Plan of Merger and Reorganization, dated as of May 7, 2014, incorporated by reference from the Issuer’s Registration Statement on Form S-4 (File No. 333-195818), as declared effective on June 6, 2014.

Exhibit D: Form of Director Indemnification Agreement, incorporated herein by reference to the Issuer’s 8-K filed with the Securities and Exchange Commission on December 21, 2009.

CUSIP NO. 29428P107	13D	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2015

5AM Ventures III, L.P.

By:	5AM Partners III, LLC
Its:	General Partner

By:	/s/Andrew Schwab
Managing Member

5AM Co-Investors III, L.P.

By:	5AM Partners III, LLC
Its:	General Partner

By:	/s/Andrew Schwab
Managing Member

5AM Partners III, LLC

By:	/s/ Andrew Schwab
Managing Member

/s/ Dr. John Diekman
Dr. John Diekman

/s/ Andrew Schwab
Andrew Schwab

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage

CUSIP NO. 29428P107	13D	Page 12 of 13

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing

CUSIP NO. 29428P107	13D	Page 13 of 13

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of EPIRUS Biopharmaceuticals, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: August 29, 2014

5AM Ventures III, L.P.

By:	5AM Partners III, LLC
Its:	General Partner

By:	/s/Andrew Schwab
Managing Member

5AM Co-Investors III, L.P.

By:	5AM Partners III, LLC
Its:	General Partner

By:	/s/Andrew Schwab
Managing Member

5AM Partners III, LLC

By:	/s/ Andrew Schwab
Managing Member

/s/ Dr. John Diekman
Dr. John Diekman

/s/ Andrew Schwab
Andrew Schwab

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage